Trade Street Jam Co. needs your help: INVEST NOW! 💰💰💰

The time has come to invest in Trade Street and we need your support! I know you've been rocking with us for a while now, so we need you to, well, put your money where your mouth is. Here's the skinny:

- We're launching a $250k bridge round on Wefunder to help us navigate the disruptive supply chain environment
- This round will compliment our $600k round we received in 2021 at a $5.5M valuation
- You can invest as little as $100, **but we're asking YOU** for ___
- The more you invest, the better the perks (see attached)
- Money will go towards raw materials, customer acquisition & hiring
- What's in it for you? Your investment will convert to stock at a later date. At this point, you are a shareholder owning equity, and you earn a return if the value of that stock goes up over time.

****Ready to invest? Click here.****

Have questions? Check out our profile, investor Q&A's and attached infographic.

Still have questions? Hit 'reply' and I'll answer asap.

Looking forward to your help in growing Trade Street into the $100M company we have the potential to be.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.